Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK



March 26, 2003

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated March 26, 2003
Pursuant to News Release Dated March 26, 2003

Enclosed please find Form 27 as noted above.

Yours truly,

"Graeme Rowland"

Graeme Rowland
Chairman and President

Encl.

cc: TSX Venture Exchange (via SEDAR)
✓Securities & Exchange Commission (82-4504)

dlw 6/2

Form 27
Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**
ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

March 26, 2003 - Vancouver, British Columbia

Item 3 **Press Release**

March 26, 2003

Item 4 **Summary of Material Change** Please see item 5 below for details.

Management is pleased to report that approximately 30 kilometers of line cutting is already underway to produce a 100 meter interval grid with GPS coordinates for the main sections in preparation for the IP and magnetic survey. Management is pleased to report that Mr. Andrew Jeffrey, B.Sc. (Geol) is joining the management team in Vancouver in the position of Company Junior Geologist and we welcome him aboard.

Item 5 **Full Description of Material Change**

Grid map, IP and magnetic surveys contracts. Management is pleased to report that approximately 30 kilometers of line cutting is already underway to produce a 100 meter interval grid with GPS coordinates for the main sections in preparation for the IP and magnetic survey. Management has engaged the services of Exsics Exploration Limited to carry out the IP and magnetic surveys and expect, subject to weather conditions, to receive their report and data during May 2003.

Company Junior Geologist appointed. Management is pleased to report that Mr Andrew Jeffrey, B.Sc. (Geol) is joining the management team in Vancouver in the position of Company Junior Geologist and we welcome him aboard. He will work under the direction of Dr Nicholas Badham, F.G.S. Eur. Geol. Andrew will set up our digital databases for each project and input all extant in-house data, acquire, evaluate and input previous exploration data, manipulate data to support exploration and be involved with exploration on the ground of at least one of the principal initial targets.

In making the announcement, Graeme Rowland, Chairman and President of Rock Resources said, "I am looking forward to learning more about the diverse opportunities that Lakemount offers us and believe that Andrew's computer geological expertise, in particular, will provide us with a much deeper understanding of how to enhance the potential."

Lakemount Property. Lakemount is located within Esquega, McMurray, Lastheels and Chabanel Townships within the Mining District of Algoma located in the Sault Sainte Marie area of Northwestern Ontario, Canada and is 36 square kilometres in size. The town of Wawa is ten kilometres west of the property. There are a number of significant discoveries and mines in the area ranging through Gold, Platinum, Palladium, Diamonds, Iron (Algoma Iron Mine) and base metals. There are four significant targets on our property:

A) A Nickel/Copper resource of ten million tonnes which was not routinely assayed for precious metals at the time (1942/1957). However, one hole was assayed and shown to have high values of Platinum and Palladium as well as Nickel/Copper giving a gross value per tonne at today's prices of USD 128 at this 17.4m intersection. The resource is open along strike and down dip.

B) A shear zone hosted Gold mineralization.

C) A volcanic hosted Zinc and Copper mineralization.

D) The discovery of a Kimberlite dyke similar to the recent Kimberlite dyke Diamond discoveries in the area.

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Graeme W. Rowland
President
Telephone: (604) 688-3304
Fax: (604) 682-6038
Address: Rock Resources Inc.
Suite #2120 – 1055 West Hasting Street
Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

March 26, 2003
(date)

"Graeme W. Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.